Exhibit 3.2

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ Certificate of Designation

☐ Certificate of Amendment to Designation - Before Issuance of Class or Series

☐ Certificate of Amendment to Designation - After Issuance of Class or Series

☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity:
Torchlight Energy Resources, Inc.

	Entity or Nevada Business Identification Number (NVID):	E0768622007-2

2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional):	Date:	Time:
(must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing:
Series A Non-Voting Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:

5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series
As of the date of this certificate no shares of the class or series of stock have been issued.
☐ Certificate of Amendment to Designation- After Issuance of Class or Series
The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*
Designation establishes Series A Non-Voting Preferred Stock.

7. Withdrawal:	Designation being Withdrawn:	Date of Designation:
No shares of the class or series of stock being withdrawn are outstanding.
The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *

8. Signature: (Required)	X
		Signature of Officer	Date:	6/14/2021

* Attach additional page(s) if necessary	Page 1 of 1
This form must be accompanied by appropriate fees.	Revised: 1/1/2019

TORCHLIGHT ENERGY RESOURCES, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING PREFERRED STOCK

PURSUANT TO SECTION 78.1955 OF THE

NEVADA REVISED STATUTES

Pursuant to Section 78.1955 of the Nevada Revised Statutes, the undersigned does hereby certify, on behalf of Torchlight Energy Resources, Inc., a Nevada corporation, that the following resolution was duly adopted by the board of directors of the Torchlight Energy Resources, Inc. (“Company”), pursuant to Article 3 of the Articles of Incorporation of the Company, as amended.

WHEREAS, the Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”) authorizes the issuance of up to 200,000,000 shares of preferred stock, par value $0.001 per share, of the Company (“Preferred Stock”) in one or more series, which Preferred Stock shall have such distinctive designation or title, voting powers or no voting powers, and such designations, preferences, limitations, restrictions and relative rights, as shall be stated in such resolution or resolutions providing for the issuance of such class or series of Preferred Stock as may be adopted from time to time by the board of directors of the Company (the “Board”) prior to the issuance of any shares thereof;

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the powers, designations, preferences, limitations, restrictions and relative rights of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (this “Certificate of Designation”) establish and fix and herein state and express the powers, designations, preferences, limitations, restrictions and relative rights of such series of Preferred Stock as follows:

TERMS OF PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Acquisition” means the acquisition by the Company of all of the outstanding shares of Metamaterial Inc., a corporation existing under the laws of the Province of Ontario, by way of a statutory plan of arrangement pursuant to the Business Corporations Act (Ontario), pursuant to the Arrangement Agreement dated as of December 14, 2020, by and among the Company, Metamaterial Inc., 2798832 Ontario Inc., a corporation existing under the laws of the Province of Ontario and 2798831 Ontario Inc., a corporation existing under the laws of the Province of Ontario (the “Arrangement Agreement”).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act of 1933, as amended.

“Articles of Incorporation” has the meaning set forth in the Recitals.

“Asset Sale Dividend” means a Net Proceeds Dividend, a Holdback Dividend or a Spin-Off Dividend, as applicable.

“Asset Sale Expiration Date” means the earlier of (i) December 31, 2021 or (ii) the date which is six (6) months from the closing of the Acquisition, or such later date as may be agreed between the Company and the Preferred Representative (pursuant to and as defined in the Side Letter).

“Asset Sale Transaction” means one or more transactions consummated at any time prior to the Asset Sale Expiration Date pursuant to which the Company or any of its Affiliates sells, farms out or otherwise transfers to a third party some or all of the Carved-Out Assets. For the avoidance of doubt, more than one Asset Sale Transaction may occur for purposes of this Certificate of Designation.

“Board” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, Sunday, a day which is a federal legal holiday in the United States, or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York are generally open for use by customers on such day.

“Carved-Out Assets” means any assets that are used or held for use in the Company’s oil and gas exploration business as described in the Company Disclosure Documents.

“Certificate of Designation” has the meaning set forth in the Recitals.

“Claimable Company Business Costs” has the meaning set forth in Section 8.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Disclosure Documents” means all information, disclosure, forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and results of operations, certifications, annual information forms, management information circulars, material change reports, business acquisition reports and other documents publicly disclosed or filed by the Company with the Securities and Exchange Commission and Nasdaq since January 1, 2020 and through the closing of the Acquisition.

“Fundamental Transaction” means at any time while the Series A Preferred Stock is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any direct or indirect purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of fifty percent (50%) or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than fifty percent (50%) of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination); provided, that in each of the foregoing transactions or series of transactions, each shall only be deemed a Fundamental Transaction if such other Person acquires more than fifty percent (50%) of voting securities of the Company’s or its successors’ (or the ultimate parent entity following a reorganization) voting securities, or all or substantially all of the Company’s assets.

“Holder” means a holder of shares of Series A Preferred Stock.

“Holdback Amount” means, with respect to any Asset Sale Transaction, an amount equal to ten percent (10%) of the Net Proceeds from such Asset Sale Transaction.

“Indemnifiable Amounts” has the meaning set forth in Section 8.

“Holdback Dividend” has the meaning set forth in Section 3(a).

“Liquidation” has the meaning set forth in Section 5.

“Net Proceeds” means an aggregate amount (without duplication) equal to the sum of: (i) all consideration actually received by the Company or its Affiliates as consideration from a third party in exchange for taking title to the Carved-Out Assets and consummation of an Asset Sale Transaction, plus (ii) the amount of cash remaining from financing activities undertaken by the Company prior to the closing of the Acquisition as permitted pursuant to Section 5.3(b)(i) of the Arrangement Agreement (which, for the avoidance of doubt, does not include such amounts raised pursuant to Section 2.16 and Section 6.3(j) of the Arrangement Agreement), after the payment of transaction costs and expenses incurred by the Company or its Affiliates in connection with the Acquisition, and other accrued liabilities of the Company as contemplated by Section 6.3(k) of the Arrangement Agreement, less (iii) all out-of-pocket costs and expenses incurred by the Company or its Affiliates to third parties for the negotiation, entry into and consummation of the Acquisition (solely to the extent unpaid as of the closing of the Acquisition) and such Asset Sale Transaction, including any amounts paid for indemnification, costs of investigation, costs of defense and settlement, expert fees, broker fees, finder’s fees, advisory fees, accountant or legal counsel fees and disbursements incurred by the Company in connection with the Acquisition (solely to the extent unpaid as of the closing of the Acquisition) and such Asset Sale Transaction, less (iv) any applicable sales, income and other taxes incurred by the Company or its Affiliates in respect of the performance of the Company’s obligations under or otherwise in connection with an Asset Sale Transaction, payment of the Asset Sale Dividends or the Carved-Out Assets, less (v) any liabilities of the Company actually incurred in connection with any Asset Sale Transaction, Asset Sale Dividend or the Carved-Out Assets, less (vi) any payments to holders of debt securities of the Company that are outstanding immediately prior to the Acquisition and are not converted into equity prior to or in connection with the Acquisition, less (vii) any change of control, severance, compensation or other payments to any employee, officer or other service provider triggered in connection with the Acquisition (solely to the extent unpaid as of the closing of the Acquisition), less (viii) any amount paid or due and payable with respect to the senior secured debt of RTO Acquiror held by The David A. Straz Jr. Foundation and by The David A. Straz, Jr. Irrevocable Trust DTD 11/11/1986, in the event such debt is not converted or repaid in full prior to the closing of the Acquisition (collectively, (iii) through (viii) above shall be referred to herein as “Company Business Costs”). For the avoidance of doubt, amounts placed in escrow, earnout or contingent or other post-closing payments, including milestone or royalty payments, in connection with an Asset Sale Transaction will not be considered Net Proceeds unless (and only to the extent that) such amounts are actually received by the Company.

“Net Proceeds Dividend” has the meaning set forth in Section 3(a).

“Per Share Holdback Amount” means, with respect to an Asset Sale Transaction, the amount obtained by dividing (i) the Holdback Amount with respect to such Asset Sale Transaction by (ii) the total number of shares of Series A Preferred Stock outstanding as of the record date fixed in connection with the applicable Net Proceeds Dividend.

“Per Share Holdback Dividend Amount” means, with respect to a Holdback Dividend, (i)(A) the Holdback Amount from the applicable Asset Sale Transaction less (B) all Indemnifiable Amounts deducted from such Holdback Amount, divided by (ii) the total number of shares of Series A Preferred Stock outstanding as of the record date fixed in connection with the applicable Holdback Dividend.

“Per Share Net Proceeds” means, with respect to an Asset Sale Transaction, the amount obtained by dividing (i) the Net Proceeds from such Asset Sale Transaction by (ii) the total number of shares of Series A Preferred Stock outstanding as of the record date fixed in connection with the applicable Net Proceeds Dividend.

“Per Share Net Proceeds Dividend Amount” means, with respect to a Net Proceeds Dividend, the Per Share Net Proceeds less the Per Share Holdback Amount.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Remaining Assets” means (i) any Carved-Out Assets that have not been sold, farmed out or otherwise transferred by the Company or its Subsidiaries to a third party or are not otherwise subject to an Asset Sale Transaction as of the Asset Sale Expiration Date and (ii) any cash referred to in clause (ii) of the definition of “Net Proceeds” that is remaining as of the Asset Sale Expiration Date, less any amounts necessary to pay the reasonable out-of-pocket costs and expenses incurred by the Company in connection with the Spin-Off Dividend.

“Preferred Stock” has the meaning set forth in the Recitals.

“Preferred Stock End Date” has the meaning set forth in Section 3(e).

“Series A Preferred Stock” has the meaning set forth in Section 2.

“Side Letter” means that certain letter agreement, dated as of the date hereof, between the Company and Preferred Representative (as defined therein), which relates to the subject matter hereof.

“Spin-Off Dividend” has the meaning set forth in Section 3(a).

Section 2.  Designation, Amount and Par Value. There shall be a series of Preferred Stock that shall be designated as “Series A Non-Voting Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting such series shall be 175,000,000. Each share of Series A Preferred Stock shall have a par value of $0.001 per share. The shares of Series A Preferred Stock shall only be issued and maintained in the form of securities held in book-entry form.

Section 3. Dividends.

a)  Asset Sale Dividends. Conditioned upon, and subject to (i) the consummation of the Acquisition, (ii) with respect to clauses (A) and (B) below, the consummation of one or more Asset Sale Transactions prior to the Asset Sale Expiration Date, and (iii) a determination by the Board that a distribution is not prohibited pursuant to applicable provisions of the Nevada Revised Statutes (including Section 78.288 thereof) or other applicable law (including any law requiring the affirmative vote of all or any portion of the shareholders of the Company to effectuate any such dividend, in which event such dividend shall be conditioned upon obtaining such vote), Holders shall be entitled to receive from time to time and without interest, and the Company shall pay, in respect of each share of Series A Preferred Stock, the following dividends: (A) an amount equal to the Per Share Net Proceeds Dividend Amount, payable as set forth in Section 3(b)(i) (“Net Proceeds Dividends”), (B) an amount equal to the Per Share Holdback Dividend Amount, payable as set forth in Section 3(b)(ii) (“Holdback Dividends”) and (C) if applicable and subject to Section 3(c), pro rata equity in a spin-off entity to which the Company will transfer any Remaining Assets (and associated Company Business Costs) (“Spin-Off Dividend”), in each case in accordance with Section 3(b) and the terms of the Side Letter.

b) Payment of Asset Sale Dividends.

 (i) Net Proceeds Dividends shall be paid no later than the thirtieth (30th) day following the receipt and final determination (in accordance with the Side Letter) of Net Proceeds by the Company from an Asset Sale Transaction. For clarity, multiple Asset Sale Dividends may be paid in respect of one Asset Sale Transaction in the event that the Company receives Net Proceeds from an Asset Sale Transaction in multiple installments (as a result of post-closing payments, release of escrowed funds or otherwise). Notwithstanding the foregoing, except as set forth in Section 5, the Company shall not be required to pay a Net Proceeds Dividend until the earlier of (A) such time as the aggregate amount of Asset Sale Dividends then accrued is greater than $2,000,000 or (B) such time as the Company has no Remaining Assets.

(ii) Holdback Dividends shall be paid within ten (10) days of the final determination of the Per Share Holdback Dividend Amount with respect to the applicable Asset Sale Transaction. Notwithstanding the foregoing, except as set forth in Section 5, the Company shall not be required to pay a Holdback Dividend until the earlier of (A) such time as the aggregate amount of Asset Sale Dividends then accrued is greater than $2,000,000 or (B) such time as the Company has no Remaining Assets.

(iii) In the event there are any Remaining Assets at the earlier of the Asset Sale Expiration Date or immediately prior to the Preferred Stock End Date, then the Spin-Off Dividend shall be paid as soon as reasonably practicable following the Asset Sale Expiration Date, or immediately prior to the Preferred Stock End Date, as applicable, in each case subject to applicable law, securities registration exemption and the terms of the Side Letter.

c)  Withholding and Holdback. The Company will be entitled to deduct and withhold, or cause to be deducted or withheld, from any Asset Sale Dividend payable to a Holder, such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code, as amended, or any provision of non-U.S., state or local tax law. To the extent that amounts are so deducted or withheld, such withheld amounts shall be paid over to or deposited with the relevant governmental entity and will be treated for all purposes of this Certificate of Designation as having been paid to the Holder in respect of which such deduction and withholding was made. To the extent any Asset Sale Dividend is paid or otherwise distributed in property other than cash, including in connection with a Spin-Off Dividend, the Company may retain or be provided and sell an amount or proportion of such property (or, in the event of a Spin-Off Dividend, an amount of Remaining Assets) sufficient to permit the Company (i) to make any such required deduction and withholding in cash, and (ii) pay any applicable sales, income and other taxes incurred by the Company or its Affiliates in connection with such Asset Sale Dividend (including, for the avoidance of doubt, in connection with any sale contemplated by clause (i) or this clause (ii)). Further, the Company will be entitled to deduct and hold back, or cause to be deducted or held back, from any Net Proceeds Dividend payable to a Holder, the Per Share Holdback Amount with respect to the applicable Asset Sale Transaction.

d) No Payment if No Asset Sale Transactions Are Effected. Holders shall not be entitled to any Assets Sale Dividends if no Asset Sale Transactions are effected prior to the Asset Sale Expiration Date; provided, however, that the Spin-Off Dividend will be paid, subject to applicable law, securities registration exemption and the terms of the Side Letter.

e)  Cancellation of Series A Preferred Stock. Immediately upon the later of (i) the payment of all Asset Sale Dividends in respect of all Asset Sale Transactions consummated prior the Asset Sale Expiration Date or (ii) the payment of all Spin-Off Dividends (subject to applicable law, securities registration exemption and the terms of the Side Letter), or immediately prior to or concurrent with the consummation of a Liquidation or a Fundamental Transaction (but subject to compliance with Section 5 hereof prior to the consummation of or concurrent with such Liquidation or Fundamental Transaction) (any such time, the “Preferred Stock End Date”), each share of Series A Preferred Stock shall, automatically and without any action on the part of the holder thereof, cease to be outstanding and shall be cancelled and returned to the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series A Preferred Stock, and any holder thereof shall thereafter cease to have any rights with respect to such shares.

Section 4.  Voting Rights. Except as otherwise provided herein or as otherwise required by Chapter 78 of the Nevada Revised Statutes, the Series A Preferred Stock shall have no voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock under this Certificate of Designation, (b) amend its articles of incorporation or other organizational documents, including this Certificate of Designation or the Side Letter, in any manner that adversely affects any rights of the Holders in a way that is material and disproportionate to other shareholders of the Company, (c) increase the number of authorized shares of Series A Preferred Stock (other than as a result of a pro rata stock split or similar corporate action), or (d) enter into any agreement with respect to any of the foregoing, the effectiveness of which is not conditioned on obtaining such vote. Any vote required or permitted under this Section 4 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by Holders representing a majority of the outstanding shares of Series A Preferred Stock. For the avoidance of doubt, the Company shall be permitted to amend, cancel or rescind this Certificate of Designation (including by filing a Certificate of Withdrawal of Certificate of Designation with the Nevada Secretary of State pursuant to Section 78.1955(6) of the Nevada Revised Statutes) at such time as no shares of Series A Preferred Stock are outstanding (including following the cancellation thereof as described in Section 3(e) hereof).

Section 5. Liquidation and Fundamental Transactions. In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), or a Fundamental Transaction, in each case occurring prior to the cancellation of the Series A Preferred Stock pursuant to clause (i) or (ii) of Section 3(e), after, in the case of a Liquidation, the payment or adequate provision for the payment of the Company’s liabilities and obligations, the Holders shall be entitled to receive an amount equal to any accrued and unpaid Net Proceeds Dividends and Holdback Dividends then owed under this Certificate of Designation, and a Spin-Off Dividend of any Remaining Assets immediately prior to the consummation of the Liquidation or Fundamental Transaction, for each share of Series A Preferred Stock, before any distribution or payment shall be made to the holders of any Common Stock. If, in the case of a Liquidation, the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. In the event that (a) the Spin-Off Dividend referred to in the preceding sentence cannot be paid as a result of applicable law, lack of securities registration exemption or the terms of the Side Letter, or (b) it is otherwise reasonably determined by the Company, after consultation with the Preferred Representative, that the payment of such Spin-Off Dividend would materially impede or jeopardize the timely completion of a Fundamental Transaction, then the Company shall distribute to the Holders, prior to the consummation of the applicable Liquidation or Fundamental Transaction and in lieu of such Spin-Off Dividend, an amount of cash, equity or a combination thereof, in the same form and proportion as the consideration to be received by the holders of Common Stock in such Fundamental Transaction (or, in the case of a Liquidation, other property), having an equivalent value to the Remaining Assets (as mutually agreed by the Company and the Preferred Representative), in which event all such requirements of this Section 5 shall be deemed satisfied with respect thereto. For the avoidance of doubt, none of the Acquisition or any Asset Sale Transaction shall be deemed a Liquidation. The Holders shall not be entitled to any rights in respect of a Liquidation or Fundamental Transaction except as set forth in this Section 5.

Section 6.  Redemption. The shares of Series A Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Company to offer to purchase, purchase or otherwise deal in such shares for consideration in the Company’s sole discretion, nor shall the foregoing limit a Holder’s ability to transfer any of its shares of Series A Preferred Stock to the Company for any or no consideration.

Section 7. Series A Preferred Stock Register. The Company shall maintain at its principal executive offices a register for the Series A Preferred Stock, in which the Company shall record (a) the name, address, electronic mail address and facsimile number of each holder in whose name the shares of Series A Preferred Stock have been issued and (b) the name, address, electronic mail address and facsimile number of each transferee of any shares of Series A Preferred Stock. The Company may treat the Person in whose name any share of Series A Preferred Stock is registered on the register as the owner and holder thereof for all purposes. The Company shall keep the register open and available at all times during business hours for inspection by any holder of Series A Preferred Stock or his, her or its legal representatives.

Section 8. Indemnification. With respect to each Asset Sale Transaction, the Holdback Amount shall be available to indemnify, defend and hold harmless the Company and its Affiliates, including but not limited to its officers, directors, employees and representatives, from (a) any Company Business Costs actually incurred and not otherwise previously deducted in the calculation of Net Proceeds with respect to such Asset Sale Transaction (“Claimable Company Business Costs”) and (b) any losses actually incurred by the Company or any of its Affiliates in respect of claims for indemnification made by any Person pursuant to the definitive agreement for such Asset Sale Transaction, solely to the extent that the Company or any of its Affiliates is required to pay such losses out-of-pocket after the exhaustion by the Person claiming indemnification of any holdback or escrowed funds, rights of set-off, or other sources of recovery which are specifically provided for in the applicable definitive agreements with respect to the relevant Asset Sale Transaction, in respect of such claim for indemnification (such out-of-pocket losses, together with Claimable Company Business Costs, “Indemnifiable Amounts”). Any such indemnification shall be sought and recovered in accordance with the terms of the Side Letter.

Section 9. Stock Split. If the Company effects a stock split or stock combination of the Common Stock, then the Preferred Stock may be proportionally split or combined, at the sole discretion of the Company without any further action by any Holder or the Holders together.

Section 10. Side Letter. Substantially contemporaneously with the filing of this Certificate of Designation, the Company has entered into the Side Letter setting forth certain terms with respect to the matters described herein. As permitted by Section 78.195(4) of the Nevada Revised Statutes, to the extent actions are taken or determinations made in accordance with the terms of the Side Letter, such actions or determinations shall be deemed in compliance with, and satisfy the requirements of, this Certificate of Designation with respect to any related or applicable obligation of the Company or right of any Holder under this Certificate of Designation.

Section 11. Notice to Holders. Any notice or other communication required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of Chapter 78 of the Nevada Revised Statutes, and shall be deemed sent upon such mailing or electronic transmission.

Section 12. No Other Rights or Privileges. Except as specifically set forth herein, the Holders shall have no other rights, privileges or preferences with respect to the Series A Preferred Stock.

RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Company be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of the Nevada Revised Statutes.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 14th day of June, 2021.

Name:	John A. Brda
Title:	President and Chief Executive Officer

[Signature Page to Certificate of Designation of Series A Preferred Stock of Torchlight Energy Resources, Inc.

*090403*
BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Correction (PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the entity for which correction is being made:
Torchlight Energy Resources, Inc.
2. Description of the original document for which correction is being made:
Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Preferred Stock

3. Filing date of the original document for which correction is being made:	06/14/2021
4. Description of the inaccuracy or defect:
Section 2 of the Certificate of Designation provided for an incorrect number of authorized shares constituting the Series A Non-Voting Preferred Stock. 175,000,000 authorized shares was incorrect.
5. Correction of the inaccuracy or defect:
Section 2. Designation, Amount and Par Value. There shall be a series of Preferred Stock that shall be designated as “Series A Non-Voting Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting such series shall be 199,500,000. Each share of Series A Preferred Stock shall have a par value of $0.001 per share. The shares of Series A Preferred Stock shall only be issued and maintained in the form of securities held in book-entry form.
6. Signature:

x
	President and CEO	06/15/2021
Authorized Signature	Title *	Date

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	PRINT	Nevada Secretary of State Correction Revised: 1-5-15